UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. _)*
EDAC TECHNOLOGIES CORPORATION
(Name of Issuer)
COMMON STOCK, $0.0025 PAR VALUE PER SHARE
(Title of Class of Securities)
279285100
(CUSIP Number)
Dominick A. Pagano
President and Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue, Farmington, Connecticut 06032
(860) 677-2603
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
NOVEMBER 18, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Dominick A. Pagano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		511,432

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		511,432

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

511,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	279285100	SCHEDULE 13D	Page	of
ITEM 1 Security and Issuer.
     This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0025 per share (the “Common Stock”), of EDAC Technologies Corporation, a Wisconsin corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1806 New Britain Avenue, Farmington, Connecticut 06032.
ITEM 2 Identity and background.
(a) This Schedule 13D is being filed by Dominick A. Pagano.
(b) Mr. Pagano’s business address is the principal office of the Issuer, 1806 New Britain Avenue, Farmington, Connecticut 06032.
(c) The principal occupation of Mr. Pagano is serving as the President and Chief Executive Officer of the Issuer. The principal business of the Issuer is the manufacturing and engineering of aerospace components. The principal office of the Issuer is located at 1806 New Britain Avenue, Farmington, Connecticut 06032.
(d) During the past five years, Mr. Pagano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, Mr. Pagano has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
(f) Mr. Pagano is a citizen of the United States.
ITEM 3 Source and Amount of Funds or Other Consideration.
     An aggregate of 32,785 shares of Common Stock (the “Shares”) were purchased by Mr. Pagano for an aggregate purchase price of $65,479.75 as follows:
     (i) on November 18, 2008, Mr. Pagano purchased 8,800 shares of Common Stock on the NASDAQ Capital Market for an aggregate purchase price of $18,920.00;
     (ii) on November 19, 2008, Mr. Pagano purchased 3,985 shares of Common Stock on the NASDAQ Capital Market for an aggregate purchase price of $8,567.75; and
     (iii) on November 21, 2008, Mr. Pagano purchased 20,000 shares of Common Stock on the NASDAQ Capital Market for an aggregate purchase price of $37,992.00.
     The Shares were purchased by Mr. Pagano using cash on hand.

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ITEM 4 Purpose of Transaction.
     Mr. Pagano acquired the Shares for investment purposes only.
ITEM 5 Interest in Securities of the Issuer.
     Based upon information contained in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 27, 2008, the ownership percentages contained herein assume that there are 4,825,303 shares of Common Stock outstanding as of October 24, 2008.
(a) and (b).
     Mr. Pagano beneficially owns an aggregate of 511,432 shares of Common Stock, which represents 10.6% of the total number of shares of Common Stock outstanding. Mr. Pagano exercises sole voting and dispositive power with respect to such shares of Common Stock.
(c). In addition to the acquisitions of Common Stock set forth above, the Mr. Pagano effected the following acquisitions of Common Stock during the preceding 60 days:
     (i) on November 6, 2008, Mr. Pagano purchased 30,000 shares of Common Stock on the NASDAQ Capital Market for an aggregate purchase price of $75,000.00;
     (ii) on November 10, 2008, Mr. Pagano purchased 30,000 shares of Common Stock on the NASDAQ Capital Market for an aggregate purchase price of $75,000.00; and
     (iii) on November 17, 2008, Mr. Pagano purchased 7,215 shares of Common Stock on the NASDAQ Capital Market for an aggregate purchase price of $15,154.39.
(d). Not applicable.
(e). Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     As an officer and director of the Issuer, Mr. Pagano is eligible to participate in the Issuer’s 1998 Employee Stock Option Plan, 2000 Employee Stock Option Plan, 2000-B Employee Stock Option Plan, and 2008 Equity Incentive Plan (collectively, the “Plans”). As of the date of this Schedule 13D, Mr. Pagano has 116,667 outstanding stock options that were granted to him pursuant to the Plans. The stock options generally have an exercise price equal to the closing price of the Issuer’s Common Stock on the date of the applicable grant, and a five year term from such grant date. The stock options are generally exercisable 1/3 after 1 year, 2/3 after 2 years and are fully exercisable after 3 years from the date of the applicable grant.

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ITEM 7. Material to be Filed as Exhibits.
     N/A.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 21, 2008

/s/ Dominick A. Pagano
Dominick A. Pagano